UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933
____________________________

 SULPHCO, INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0224817
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX 77043
(713) 896-9100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mr. Stanley W. Farmer
Vice President and Chief Financial Officer
SulphCo, Inc.
4333 W. Sam Houston Pkwy. N., Suite 190
Houston, TX 77043
(713) 896-9100
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copy to:
Robert S. Matlin, Esq.
Robert D. Shin, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022
212-536-3900

_____________________

Approximate date of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(2)
Common Stock, $.001 par value	5,500,613	$3.24	$17,821,986.12	$700.40

(1)
Please refer to the "Selling Security Holders" section of the prospectus that is part of this Registration Statement for a description of what comprises the 5,500,613 shares of Common Stock being registered. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also relates to an indeterminate number of shares of common stock which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sales prices of the Registrant's common stock on July 29, 2008, as reported on the American Stock Exchange.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 1, 2008

PROSPECTUS

SULPHCO, INC.

5,500,613 Shares of Common Stock

This prospectus relates to the reoffer and resale, from time to time, of up to 5,500,613 shares of common stock by the selling security holders listed on page 19 of this prospectus.

The reoffer and resale of the shares of common stock covered by this prospectus will be made by the selling security holders listed in this prospectus in accordance with one or more of the methods described in the plan of distribution, which begins on page 26 of this prospectus. We will not receive any of the proceeds from the sale of any shares of common stock by the selling security holders, but we have agreed to bear certain expenses of registering the resale of the shares of common stock under federal and state securities laws.

Our common stock is listed on the American Stock Exchange under the symbol "SUF." On July 31, 2008, the last reported sale price of our common stock on the American Stock Exchange was $3.13 per share.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2008

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

SUMMARY

This summary highlights important information included in or incorporated by reference in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the documents incorporated by reference in this prospectus.

          References to "we," "us," "our company," “the Company,” “the Registrant” and "SulphCo" refer to SulphCo, Inc.

Our Business

We are engaged in the business of developing and commercializing our patented and proprietary technology for the “upgrading” of crude oil by reducing its relative density, its viscosity and its sulphur and nitrogen content. Our patented and proprietary process, which we refer to as Sonocracking™, is based upon the novel use of high power ultrasound – the application of high energy, high frequency sound waves which alters the molecular structure of the crude oil. This decreases the relative density and the viscosity of crude oil and correspondingly increases the amount of lighter oils that can be recovered during the refining processes. Other beneficial changes to the crude oil as a result of the Sonocracking™ technology include a reduction in the weight percentage of sulphur as well as a reduction in the parts per million of nitrogen.

The potential markets for our Sonocracking™ technology and our Sonocracker™ units include crude oil producers (upstream markets), transporters and blenders (mid-stream markets) and refiners (down stream markets). The economic value of crude oil is driven largely by characteristics such as API gravity (relative density), sulphur content and total acid number (“TAN”). Because our technology is designed to decrease the relative density of crude oil and at the same time reduce the sulphur content in a cost-effective way, the successful commercialization of our technology can be expected to produce economic benefits to future customers in these markets. There can be no assurance, however, that the Company will successfully commercialize its technology.

Business Development Activities

Probe Development

The ultrasound probe and reactor assembly is the key to the Sonocracking™ process. Since the Company’s inception, we have focused our efforts on the design and development of high power reliable ultrasound probes. Until last year, the ultrasonic probes and transducers designed and manufactured by SulphCo failed to perform to the level of reliability required for commercial applications. As a result, a new strategy was implemented in the beginning of 2007 shifting from the manufacturing of ultrasound probe transducers internally to outsourcing to capable manufacturing partners. Our new strategy has been successful, dramatically increasing probe reliability while simultaneously enhancing power output and efficiency. The original Series I probe would sometimes fail in a matter of minutes. In contrast, the newer generation Series II probe should be capable of running for weeks at a time. Throughout the remainder of 2007 we concentrated our efforts on the improvement of the SulphCo Series II ultrasonic probe design, but also investigated in parallel probe designs developed by other manufacturers.

On November 15, 2007, we announced an agreement with Industrial Sonomechanics, LLC (“ISM”), granting us an exclusive license for ISM’s patented ultrasound horn design as well as the rights to their patent pending reactor design. Our relationship with ISM dates back to March of 2007, when initial discussions took place regarding the technology’s potential. In furtherence of the ISM relationship, we authorized Märkisches Werk (“MWH”) to produce full-scale prototype probes for testing in the laboratory. Once comfortable with a performing probe, we sent prototypes to the Fujairah Facility for testing on fuel oil and crude oil. Based on promising initial results and several discussions with the scientists at ISM, we entered into a license agreement for the use of ISM’s technology as well as a consulting agreement with ISM’s scientists, to enable us to expeditiously adapt these probes to our process.

Houston, Texas

We are in discussions with several potential North American clients. In anticipation of the need for processing capacity in North America, we shipped a 15,000 Bpd Sonocracking™ unit from Europe to Houston. The Sonocracking™ unit arrived in Houston during May 2008.

Research and development activities in SulphCo’s Houston facility have been centered around two principal areas: 1) the building and commissioning of a mobile unit capable of processing up to 5,000 Bpd of crude oil that can quickly be installed at a potential customer site and 2) the building and performance validation of a laboratory pilot scale unit (with flow rates of 1 – 15 gallons per minute), which will provide potential customers with laboratory scale data replicating the performance of a commercial scale Sonocracking™ unit.

Construction and commissioning of the 5,000 Bpd mobile unit has been completed and we began evaluation of the unit in field validation tests at a potential customer site in May 2008. The goal of this evaluation will be to demonstrate the effectiveness of the Sonocracking™ process on the customer’s own crude at commercial flow rates. We expect this evaluation to take place for much of the third and fourth quarter of 2008. If such tests are successful, we would anticipate moving forward to commercial operating agreements with such customers.

Given the increased interest in the 5,000 Bpd mobile unit by potential customers, the Company has decided to construct a second 5,000 Bpd mobile unit for use in other installations. The construction of the second mobile unit commenced in Houston in June 2008 and is expected to be completed during August 2008. Once completed, the unit will be installed at a potential customer site for technology and process evaluation.

We continue to make progress in the development of the pilot scale laboratory unit and are currently in the process of incorporating new probe and reactor technology. We conducted test runs on the pilot scale laboratory unit throughout the first quarter of 2008 and expanded the scale of this test program throughout the second quarter of 2008. Potential customers have supplied a variety of crudes in various quantities for laboratory testing. We expect to conduct extensive laboratory testing on potential customers’ crudes during the third quarter of 2008 and beyond. If such tests are successful on a laboratory scale, we would anticipate moving forward to field testing and/or commercial operating agreements with such potential customers.

Middle East
On July 10, 2008, we announced an agreement with Amira Group Company LLC. (“Amira”), an US-based oil and gas services company, granting Amira an exclusive distributorship in certain regions of the Middle East and North Africa and certain customer specific opportunities (the "Amira Sales Territories"). The Company and Amira personnel have made formal presentations to several prospective customers within the Amira Sales Territories, providing technical and commercial information on the Sonocracking™ process.

Southeast Asia

On February 11, 2008, we announced an agreement with Pt. Isis Megah (“Isis”), an Indonesian oil and gas services company, granting Isis an exclusive distributorship in the sales territories of India, Malaysia, Singapore and Indonesia (the “Sales Territories”). We concurrently announced a customer order procured through Isis, conditioned upon the execution of an operating agreement, for Sonocracking™ units having at least 30,000 barrels per day (“Bpd”) of processing capacity to be shipped at our expense from Fujairah to a designated port within the Sales Territories. Subsequently, the Company shipped 90,000 Bpd of processing capacity from our facility in Fujairah, UAE, that arrived in Singapore during the week of April 14, 2008. The Sonocracking™ units will remain in storage there pending finalization of a refinery placement agreement.

During the week of March 31, 2008, SulphCo personnel conducted joint site inspections with the customer at two of its Southeast Asian refineries to evaluate their suitability for the proposed Sonocracking™ unit installations. Following these inspections the parties reached a preliminary understanding as to the placement of the Company’s first 30,000 Bpd commercial scale Sonocracking™ unit within the customer’s refinery (the “Placement Agreement”). Upon execution of the Placement Agreement among Isis, the customer, and SulphCo, the 30,000 Bpd Sonocracking™ unit will be shipped by barge from Singapore to the customer’s refinery site. An operating agreement cannot be signed before finalization of the Placement Agreement, since the character of the crude oil or fractionates to be processed is dependent upon both the selection of and location within the refinery where the Sonocracking™ unit is to be installed.

Subsequent to the initial discussions with the customer, several unanticipated and uncontrollable events occurred leading to delays in reaching a final Placement Agreement. Primarily, the customer experienced a significant turnover in management and operating personnel. Given the change in personnel and organization, a further review was required by the customer prior to implementing SulphCo’s technology within their refineries. During the month of June, SulphCo personnel traveled to Southeast Asia and visited with the customer to discuss open technology and commercial items as well as to determine an appropriate resolution between Isis, SulphCo, and the customer. Based on those meetings and further discussions with new management, we expect to see further definition of the relationship between Isis, the customer and the Company within the third quarter of 2008.

Fujairah

The Company had originally scheduled additional rounds of testing at the Fujairah Facility during the second quarter of 2008. These tests were to be conducted for the benefit of potential customers to allow them to observe the Sonocracking™ technology and process performance first hand. However, the principal potential customers decided they did not require testing in Fujairah at that time, so the scheduled tests were put on hold. The Company does plan on executing a new round of validation testing at the Fujairah facility during the third or fourth quarter of 2008 for the primary purposes of further data generation and potential customer demonstrations. We are currently in the process of procuring the necessary crude oil and residual fuel oil for the validation testing.

European Testing Activities

The Company is in the process of developing and evaluating a series of next generation probes and reactors that should provide significant results when utilized in treating the crude available at the European testing partner’s location. The Company expects the equipment modifications to be complete within the third quarter and the scheduling of additional rounds of evaluation to occur shortly thereafter.

Pending the evaluations of the new equipment mentioned above, the Company postponed meetings with its European testing partner until later in the third quarter of 2008. This will allow for updated discussions on the following items 1) the results of all testing performed to date in the European testing partner’s facilities, 2) the commercial significance of those results, 3) potential commercial opportunities between SulphCo and the European testing partner, 4) additional commercial opportunities that may arise as a result of improvements made to the probe and reactor chamber technology subsequent to earlier rounds of testing in Europe, and 5) the attendance of European testing partner personnel at future testing trials in Fujairah.

South Korea

The SulphCo KorAsia project has experienced delays due to unanticipated equipment problems that occurred during the testing conducted in the first quarter of 2008. During the course of the limited trials, issues arose with a certain switching component of an electrical driver for the ultrasound probes. Those issues were ultimately attributed to factors related to the original electrical equipment supplied with the earlier generation 2,000 Bpd Sonocracking™ unit in 2005. Given the limited resources of the Company and the higher priority attached to more immediate opportunities that have presented themselves elsewhere, we have been proceeding in South Korea at a more measured pace than originally anticipated. Once the technical updates are completed and several outstanding business issues are resolved we intend to resume testing utilizing Khafji crude oil, (sulphur content ~2.9%). Once a full set of trials have been performed and the data analyzed, we will determine, in conjunction with SulphCo KorAsia, the appropriate technical and commercial paths forward. There can be no assurance that the technical update or the business issues will be resolved favorably.

Recent Financings

During the quarter ended June 30, 2008, the Company completed two equity transactions. The first involved the sale of 6,818,750 shares of its common stock at a price of $3.20 per share pursuant to the terms of a Securities Purchase Agreement dated May 27, 2008, resulting in gross proceeds to the Company of approximately $21.8 million before transaction costs. The shares were sold pursuant to a shelf registration statement declared effective by the Securities and Exchanges Commission on September 4, 2007. The second involved the exercise by investors of warrants to acquire approximately 1.9 million shares of the Company’s common stock at an exercise price of $2.68 per share resulting in gross proceeds to the Company of approximately $5.2 million before transaction costs. Between these two transactions, the Company has raised gross proceeds totaling approximately $27.0 million.

During the quarter ended June 30, 2008, the Company entered into an equity line of credit with Azimuth Opportunity Ltd. (“Azimuth”) pursuant to a Common Stock Purchase Agreement dated April 30, 2008. Subject to the conditions set forth in that agreement, Azimuth is committed to purchase up to $60,000,000 of the Company’s common stock pursuant to draw down notices that the Company may give to Azimuth from time to time at the Company’s discretion until November 1, 2009. The price of shares sold is determined by reference to the volume weighted average price of the Company’s common stock during a ten trading day pricing period at the time of each draw down notice, less a small discount.

Based upon our expected levels of expenditures and anticipated needs, we anticipate that our existing capital resources, taken together with amounts available to us in connection with the equity line of credit facility discussed above, will be sufficient to fund our cash requirements for at least the next 18 (eighteen) months.

We are a development stage company. From our inception through the date of this prospectus, we have not generated any material revenues and have not made a profit. As of June 30, 2008, we have an accumulated deficit of approximately $135.8 million. We are unable to predict when we will be able to generate revenues from commercial activities on a sustained basis or the amounts expected from such activities. Our ability to generate revenues and profits in the future is dependent upon the successful commercialization of our Sonocracking™ technology. We cannot assure you when or if our Sonocracking™ technology will be successfully commercialized or when or if we will be able to generate material revenues on a sustained basis or achieve or maintain profitability even if we succeed in commercializing our technology.

With respect to the Company’s ongoing commercial efforts, we continue to see a high level of interest in the Sonocracking™ process as potential customers see the value that can be driven by the technology. We are pursuing what we believe are opportunities presenting the highest likelihood of success for the technology (i.e., crudes with high sulphur content) and are working with several customers to achieve that goal.

Our Company

We were incorporated in the State of Nevada in 1986. Our predecessor, GRD, Inc., commenced its current line of business in 1999. Our executive offices are located at 4333 W. Sam Houston Pkwy N., Suite 190, Houston, TX 77043. Our telephone number is (713) 896-9100. Our corporate website is www.sulphco.com. Information contained in our website is not part of this prospectus.

The Shares Offered in this Prospectus

Common stock offered
Up to 5,500,613 shares of our common stock are being offered by the selling security holders under this prospectus.

1,953,088 shares are shares of common stock underlying warrants issued by the Company to certain investors, pursuant to Amendment No. 2 to Securities Purchase Agreements and Warrants, dated as of November 28, 2007. Details of the these warrants are as follows:

• All warrants are exercisable at $7.00 per share;
• Warrants have a 3-year term.

1,250,000 shares are shares of common stock transferred from Rudolf Gunnerman and Doris Gunnerman to Iroquois Master Fund Ltd., Iroquois Capital Opportunity Fund, L.P., Ellis Capital LP, Merav Abbe Irrevocable Trust, Scot J. Cohen, Joshua Silverman, Philip Mirabelli and Aroon Dalamal, pursuant to the Stock Purchase Agreement, dated as of February 12, 2008, as amended July 9, 2008.

2,000,000 shares are shares of common stock underlying options issued by Rudolf Gunnerman and Doris Gunnerman to Iroquois Master Fund Ltd., Iroquois Capital Opportunity Fund, L.P., Ellis Capital LP, Merav Abbe Irrevocable Trust, Scot J. Cohen, Joshua Silverman, Philip Mirabelli and Aroon Dalamal, pursuant to the Stock Option Agreement, dated as of February 12, 2008, as amended July 9, 2008. These options are exercisable at $1.50 per share and expire on July 11, 2009.

50,000 shares are shares of common stock underlying options issued by the Company to Märkisches Werk GmbH (“MWH”), pursuant to the Development and Manufacturing Agreement, dated as of June 27, 2008.

247,525 shares are shares of common stock issued by the Company to Mark Neuhaus and Erickson, Thorpe & Swainston, Ltd, pursuant to the Settlement Agreement and Release, dated as of July 9, 2008.

Use of Proceeds
All of the shares of common stock being offered under this prospectus are being offered and sold by the selling security holders. Accordingly, although we may receive proceeds from time to time from the exercise of warrants by some of the selling security holders, we will not receive any proceeds from the resale of the shares by the selling security holders.

Transfer Agent and Registrar	Integrity Stock Transfer

RISK FACTORS

We are a development stage company with a limited operating history, which makes it more difficult to predict whether we will be able to successfully commercialize our technology and implement our business plan. Our auditors have included a “going concern” emphasis paragraph in their audit report.

We are a development stage company with a limited operating history, and our principal technologies and products are not yet commercially proven. Accordingly, there is a limited operating history upon which to base an assumption that we will be able to successfully implement our business plan. In addition to this, our auditors have included a “going concern” emphasis paragraph in their audit report relating to our financial statements as of December 31, 2007, indicating that as a result of significant recurring losses, substantial doubt exists about our ability to continue as a going concern.

Our technologies are not fully developed, are commercially untested, and therefore, the successful development and commercialization of our technologies remain subject to significant uncertainty.

Our activities, to date, have involved the research and development of our crude oil desulphurization and upgrading technologies and the construction of a test facility. We have not yet generated any material revenues since commencing these activities in January 1999. Commercial application of our technologies will require further investment, development and testing. We may be unable to complete the commercialization of our technologies on a timely basis, or at all.

Development and commercialization of a new technology, such as our Sonocracking™ process, is inherently subject to significant risks. Accordingly, we cannot assure that our technology will perform in a commercial scale setting as indicated in initial laboratory or small scale testing or that we will be able to successfully commercialize our technology. Introducing and enhancing a new technology involves numerous technical challenges, substantial financial and personnel resources, and often takes many years to complete. We cannot be certain that we will be successful at commercializing our technology on a timely basis, or in accordance with milestones, if at all. In addition, we cannot be certain that, once our processing unit is made operational in a commercial setting, the unit will perform as expected. Our technology is complex and, despite further vigorous testing and quality control procedures, may contain undetected errors. Any inability to timely deliver a commercially viable unit could have a negative effect on our business, revenues, financial condition and results of operations.

We have a history of operating losses and have not generated material revenues to date, and we are unable to predict when or if we will generate material revenues on a sustained basis or achieve profitability.

We have not generated any material revenues, and we have experienced significant operating losses in each period since we commenced our current line of business in January 1999. As of June 30, 2008, we had an accumulated deficit of approximately $135.8 million, including approximately $17.8 million of stock-based compensation expense. These losses are principally associated with the research and development of our Sonocracking™ units, research and development of ultrasound technologies, development of pre-production prototypes and related marketing activity, and we expect to continue to incur expenses in the future for development, commercialization and sales and marketing activities related to the commercialization of our technology. We cannot predict when or to what extent our technology or resulting products will begin to produce revenues on a sustained basis, or whether we will ever reach profitability. If we are unable to achieve significant levels of revenue on a sustained basis, our losses will continue. If this occurs, we may be compelled to significantly curtail our business activities or suspend or cease our operations.

We may not have sufficient working capital in the future, and we may be unable to obtain additional capital, which could result in the curtailment, suspension or cessation of our business activity. If we decide to take draw downs from our equity line or if we obtain additional financing, you may suffer significant dilution.

In the past we have financed our research and development activities primarily through debt and equity financings. We expect that additional working capital will be required in the future. There is substantial doubt about our ability to continue as a going concern, as discussed in Note 1 to our 2007 annual financial statements on Form 10-K and Note 1 to our March 31, 2008 and June 30, 2008 quarterly financial statements on Form 10-Q (both of which are incorporated herein by reference). Our ability to continue as a going concern is dependent on our ability to implement our business plan and raise additional funds.

If we decide to take draw downs from our existing equity line, we will need to issue additional shares of our common stock and you may suffer significant dilution.

The extent and timing of our future capital requirements will depend upon several factors, including:

·	Continued progress toward commercialization of our technologies;

·	Rate of progress and timing of product commercialization activities and arrangements; and

·
In the event that a collaborative partner is necessary, our ability to establish and maintain collaborative arrangements with third parties for product development, commercialization, marketing, sales and manufacturing.

Accordingly, our capital requirements may vary materially from those currently planned, and we may require additional financing sooner than anticipated.

Sources of additional capital, other than from future revenues (for which we presently have no commitments) include proceeds from the exercise of warrants issued to certain investors in March 2007, November 2007 and May 2008 financing transactions, proceeds from the Azimuth equity line of credit, funding through collaborative arrangements, licensing arrangements and debt and equity financings. Details of the recent financings are provided in “Recent Financings” on starting on page 5 of this prospectus. We do not know whether additional financing will be available on commercially acceptable terms when needed. If we cannot raise funds on acceptable terms, we may not be able to successfully commercialize our technology, or respond to unanticipated requirements. If we are unable to secure such additional financing, we may have to curtail, suspend or cease all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience severe dilution of their ownership percentages, and the new equity securities may have rights, preferences or privileges senior to those of our common stock.

Commercial activities by us in foreign countries could subject us to political and economic risks which could impair future potential sources of revenue or impose significant costs.

We are currently engaged in activities outside the U.S., including the United Arab Emirates, Austria, Indonesia, Canada, South America and South Korea, and we expect to continue to do so in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies. The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

· Government activities that may result in the curtailment of contract rights;

· Government activities that may restrict payments or limit the movement of funds outside the country;

·	Confiscation or nationalization of assets;

·	Confiscatory or other adverse foreign taxation regulations;

·	Acts of terrorism or other armed conflicts and civil unrest;

·	Currency fluctuations, devaluations and conversion restrictions; and

·	Trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

We may have difficulty managing our growth.

We expect to experience significant growth if we are successful in our efforts to roll out our Sonocracking™ units on a worldwide basis. This growth exposes us to increased competition, greater operating, marketing and support costs and other risks associated with entry into new markets and the development of new products, and could place a strain on our operational, human and financial resources. To manage growth effectively, we must:

·	attract and retain qualified personnel;

·	upgrade and expand our infrastructure so that it matches our level of activity;

·	manage expansion into additional geographic areas; and

·	improve and refine our operating and financial systems and managerial controls and procedures.

If we do not effectively manage our growth, we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

Our strategy for the development and commercialization of our technologies contemplates collaborations with third parties, making us dependent on them for our success.

We do not possess all of the capabilities to fully commercialize our desulphurization and upgrading technologies on our own. Our success may depend upon partnerships and strategic alliances with third parties, such as our joint venture with Fujairah Oil Technology. Collaborative agreements involving the development or commercialization of technology such as ours generally pose such risks as:

·	Collaborators may not pursue further development or commercialization of products resulting from collaborations or may elect not to continue or renew research and development programs;

·
Collaborators may delay development activities, underfund development activities, stop or abandon development activities, repeat or conduct new testing or require changes to our technologies for testing;

·	Collaborators could independently develop, or develop with third parties, products that could compete with our future products;

·	The terms of our agreements with collaborators may not be favorable to us;

·	A collaborator may not commit enough resources, thereby delaying commercialization or limiting potential revenues from the commercialization of a product;

·
Collaborations may be terminated by the collaborator for any number of reasons, including failure of the technologies or products to perform in line with the collaborator’s objectives or expectations, and such termination could subject us to increased capital requirements if we elected to pursue further activities.

We have very limited manufacturing, marketing and sales experience, which could result in delays to the implementation of our business plan.

We have very limited manufacturing, marketing and product sales experience. We cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

We rely on third parties to provide certain components for our products. If our vendors fail to deliver their products in a reliable, timely and cost-efficient manner, our business will suffer.

We currently depend on relationships with third parties such as contract manufacturing companies and suppliers of components critical for the product we are developing in our business. If these providers do not produce these products on a timely basis, if the products do not meet our specifications and quality control standards, or if the products are otherwise flawed, we may have to delay product delivery, or recall or replace unacceptable products. In addition, such failures could damage our reputation and could adversely affect our operating results. As a result, we could lose potential customers and any revenues that we may have at that time may decline dramatically.

We are highly dependent on our key personnel to manage our business, and because of competition for qualified personnel, we may not be able to recruit or retain necessary personnel. The loss of key personnel or the inability to retain new personnel could delay the implementation of our business plan.

Our success depends to a significant degree on the continued services of our senior management and other key employees, and our ability to attract and retain highly skilled and experienced scientific, technical, managerial, sales and marketing personnel. We cannot assure you that we will be successful in recruiting new personnel or in retaining existing personnel. None of our senior management or key personnel has long term employment agreements with us. We do not maintain key person insurance on any members of our management team or other personnel. The loss of one or more key employees or our inability to attract additional qualified employees could delay the implementation of our business plan, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, we may experience increased compensation costs in order to attract and retain skilled employees.

Because the market for products utilizing our technologies is still developing and is highly competitive, we may not be able to compete successfully in the highly competitive and evolving desulphurization and upgrading market.

The market for products utilizing our technologies is still developing and there can be no assurance that our products will ever achieve market acceptance. Because we presently have no customers for our business, we must convince petroleum producers, refiners and distributors to utilize our products or license our technology. To the extent we do not achieve market penetration; it will be difficult for us to generate meaningful revenue or to achieve profitability.

The success of our business is highly dependent on our patents and other proprietary intellectual property, and we cannot assure you that we will be able to protect and enforce our patents and other intellectual property.

Our commercial success will depend to a large degree on our ability to protect and maintain our proprietary technology and know-how and to obtain and enforce patents on our technology, including rights to the intellectual property of others obtained through licensing agreements, such as our license agreement with Industrial Sonomechanics, LLC. We rely primarily on a combination of patent, copyright, trademark and trade secrets law to protect our intellectual property. Although we have filed multiple patent applications for our technology, and we have seven issued patents in the U.S., our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that any patents will be issued pursuant to our current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented or challenged. Also, we cannot assure you that the rights granted under any such patents will provide the competitive advantages we anticipate or be adequate to safeguard and maintain our proprietary rights. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries. Moreover, we cannot assure you that third parties will not infringe, design around, or improve upon our proprietary technology.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventor's rights agreements with our employees and third parties. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons will not assert rights to intellectual property arising out of these relationships.

We are a new entrant in our business and we face significant competition.

We are a new entrant in the market for development and sale of upgrading and sulphur reduction technology to the oil industry. We face well-established and well-funded competition from a number of sources. Our competitors in this area include manufacturers of conventional refinery desulphurization equipment and major integrated oil companies and oil refineries. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.

Because of their experience and greater research and development capabilities, our competitors might succeed in developing and commercializing competing technologies or products which would render our technologies or products obsolete or non-competitive.

Regulatory developments could have adverse consequences for our business.

The regulatory environment that pertains to our business is complex, uncertain and changing rapidly. Although we anticipate that existing and proposed governmental mandates regulating the sulphur content of petroleum products will continue to provide an impetus for customers to utilize our Sonocracking™ technology for desulphurization, it is possible that the application of existing environmental legislation or regulations or the introduction of new legislation or regulations could substantially impact our ability to launch and promote our proprietary technologies, which could in turn negatively impact our business.

Rules and regulations implementing federal, state and local laws relating to the environment will continue to affect our business, including laws and regulations which may apply to the use and operation of our Sonocracker™ units, and we cannot predict what additional environmental legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or interpreted with respect to products or activities to which they have not been applied previously. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could have a materially adverse effect on our business.

To date, environmental regulation has not had a material adverse effect on our business, which is presently in the development stage. However, future activities may subject us to increased risk when we commercialize our units by reason of the installation and operation of these units at customer sites. We intend to address these risks by imposing contractual responsibility, whenever practicable, on third party users for maintaining necessary permits and complying with applicable environmental laws governing or related to the operation of our units. However, these measures may not fully protect us against environmental risks. Furthermore, although we may be entitled to contractual indemnification from third parties for environmental compliance liabilities, this would not preclude direct liability by us to governmental agencies or third parties under applicable federal and state environmental laws. We are presently unable to predict the nature or amount of additional costs or liabilities which may arise in the future related to environmental regulation. However, such future liabilities and costs could be material.

We may be sued for product liability, which could result in liabilities which exceed our available assets.

We may be held liable if any product we develop, or any product which is made with the use of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or use. We currently have no product liability insurance. When we attempt to obtain product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could inhibit the commercialization of products developed by us. If we are sued for any injury caused by our products, our liability could exceed our available assets.

We are the defendant in several lawsuits, in which an adverse judgment against us could result in liabilities which exceed our available assets.

Details of the current status of outstanding litigation involving the Company are available in the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008. An adverse judgment in any of these cases could result in material harm to our business or result in liabilities that exceed our available assets.

Our corporate documents and Nevada law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our bylaws provide for a staggered Board of Directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year. Having a staggered board will make it more difficult for a third party to obtain control of our Board of Directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our Board of Directors.

Sales of our common stock, or market expectations of such sales, may have an adverse impact on the market price of our common stock.

This prospectus relates to the sale of up to 5,500,613 shares of common stock by the selling security holders. Large sales volumes by the selling security holders or market expectations of such sales could adversely affect the market price of our common stock.

The potential exercise of outstanding warrants and options and the potential conversion of our convertible notes could adversely affect the market price of our common stock, dilute the holdings of existing stockholders and impede our ability to obtain additional equity financing.

As of June 30, 2008, we had outstanding (i) warrants to purchase 6,052,068 shares of our common stock, (ii) options to purchase 3,304,058 shares of our common stock and (iii) notes payable convertible into 1,231,592 shares of our common stock. If the warrant and option holders exercise their warrants and options and convertible note holders convert their convertible notes, we will be obligated to issue additional shares of common stock at the stated exercise or conversion price. The existence of such rights to acquire common stock at fixed prices may prove a hindrance to our efforts to raise future equity funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and may dilute the value of their ownership. Future sales of shares issuable on the exercise of outstanding warrants and options or the conversion of the convertible notes at fixed prices below prevailing market prices, or expectations of such actions, could adversely affect the prevailing market price of our common stock, particularly since such warrants or options may be exercised and the convertible notes may be converted at a fixed price and resold. Further, the holders of the outstanding warrants or options and the holders of the convertible notes may exercise or convert them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our Board of Directors, we do not presently intend to pay dividends on our common stock until we are able to generate revenues and profits on a sustained basis and available cash exceeds our working capital requirements. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

In certain cases, our Board of Directors has the ability to issue additional shares of our common stock without obtaining the approval of our stockholders, which issuances may result in further dilution to our stockholders.

Our corporate charter currently authorizes our Board of Directors to issue up to 110,000,000 shares of common stock, of which 89,621,504 shares were outstanding as of June 30, 2008. In certain cases, the power of the Board of Directors to issue shares of common stock or warrants to purchase shares of common stock is not subject to stockholder approval under Nevada state law, the state of our corporate organization. Any additional issuance of our common stock may have the effect of further diluting the equity interest of our stockholders.

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock, none of which are issued or outstanding, and to determine the price, and the rights, preferences, privileges and restrictions, without any further vote or action by our stockholders. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Rights, preferences and privileges applicable to future preferred stock issuances could include dividend, liquidation and voting rights which are greater than rights afforded our common stockholders. Because the holders of preferred stock may be entitled to vote on some matters as a class, issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company. The issuance of preferred stock, while providing desirable flexibility, could have the effect of making it more difficult for a third party to acquire control of our company.

Our former Chairman and CEO may attempt to control corporate decisions, and his interests may differ from the interests of other stockholders.

As of the date of this prospectus, Rudolf W. Gunnerman beneficially owned approximately 27.9% of our issued and outstanding common stock. Accordingly, Dr. Gunnerman may effectively be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. Dr. Gunnerman’s interests may differ from the interests of other stockholders and, therefore, result in corporate decisions that may be disadvantageous to other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control, which could have a material adverse effect on our stock price.

Our stock price is volatile, which increases the risk of an investment in our common stock.

The trading price for our common stock has been volatile, ranging from a sales price of $0.21 in October 2003, to a sales price of over $19.00 per share in January of 2006. The price has changed dramatically over short periods with decreases of more than 50% and increases of more than 100% percent in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk.

There may be adverse consequences to our shareholders and our business if our common stock ceases to be quoted on the American Stock Exchange or a principal stock exchange.

To continue to be listed on the American Stock Exchange, we must maintain certain requirements. If we fail to satisfy one or more of the requirements, our common stock may be delisted. If our common stock is delisted, and does not become listed on another stock exchange, then it will be traded, if at all, in the over-the-counter market commonly referred to as the NASD, Inc. OTC Bulletin Board or the "pink sheets." If this occurs, it may be more difficult for you to sell our common stock.

Because our common stock may be subject to rules governing low priced securities, market liquidity for our common stock could be adversely impacted.

If our common stock trades below $5.00 per share and is not listed on the American Stock Exchange or a national or regional securities exchange, our common stock is subject to the low priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For any transaction involving a penny stock, unless exempt, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission relating to the penny stock market. These rules also require that the broker determine, based upon information obtained from the investor, that transactions in penny stocks are suitable for the investor, and require the broker to obtain the written consent of the investor prior to effecting the penny stock transaction. The broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. So long as our common stock is characterized as a penny stock, the market liquidity for these shares could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell these securities and, in turn, the ability of stockholders to sell their shares in the secondary market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing our business strategy;
•	development, commercialization and marketing of our products;
•	our intellectual property;
•	our estimates of future revenue and profitability;
•	our estimates or expectations of continued losses;
•	our expectations regarding future expenses, including research and development, sales and marketing, manufacturing and general and administrative expenses;
•	difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
•	our estimates regarding our capital requirements and our needs for additional financing;
•	attracting and retaining customers and employees;
•	sources of revenue and anticipated revenue; and
•	competition in our market.

These statements are only predictions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not required to and do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under “Risk Factors” and elsewhere in this prospectus.

In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that we have obtained this information from reliable sources that customarily are relied upon by companies in our industry, but we have not independently verified any of this information.

USE OF PROCEEDS

We will not receive any of the proceeds from the resale of the shares of our common stock by the selling security holders, nor will any of the proceeds from the resale of shares of our common stock by the selling security holders be available for our use or otherwise for our benefit. All proceeds from the resale of the shares of our common stock will be for the account of the selling security holders.

Proceeds from the exercise of warrants by the selling security holders, if any, will be used for working capital and general corporate purposes. We will retain broad discretion as to the use of proceeds from the exercise of warrants.

SELLING SECURITY HOLDERS

Up to 5,500,613 shares of our common stock are being offered by the selling security holders under this prospectus. Details of the share issuances are described below.

Amendment No. 2 to Securities Purchase Agreements and Warrants

Pursuant to Amendment No. 2 to Securities Purchase Agreements and Warrants (“Amendment No. 2”), dated as of November 28, 2007, between the Company and certain accredited investors, we agreed to issue warrants to purchase up to an aggregate of 3,952,068 shares of our common stock at $7.00 per share. These warrants were granted to these investors as an incentive to immediately exercise warrants (the “Original Warrants”) that had been issued to such holders under Amendment No. 1 to Securities Purchase Agreement, dated as of March 12, 2007. Approximately one-half of the Original Warrants were exercised by November 28, 2007, resulting in gross proceeds to the Company of approximately $5.3 million at that time. New warrants were issued on November 28, 2007 to replace the exercised Original Warrants on a one for one basis, granting the exercising Original Warrant holders a right to purchase an aggregate of 1,976,570 shares of our common stock. All but 22,410 of the remaining Original Warrants were exercised on May 27, 2008, resulting in gross proceeds to the Company of approximately $5.2 million. New warrants were issued to replace the exercised Original Warrants on May 27, 2008 on a one for one basis granting the exercising Original Warrant holders a right to purchase an aggregate of 1,953,088 shares of our common stock at $7.00 per share.

The warrants we issued in connection with Amendment No. 2 are exercisable for a period of 36 months commencing on their date of issuance. These warrants contain anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events. Payment of the exercise price of these warrants may be made, at the option of the warrant holder, either in cash or by a "cashless exercise." Upon a cashless exercise, in lieu of paying the exercise price in cash, the warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

We have agreed to register the shares of our common stock issuable upon exercise of the warrants we issued to the selling security holders on May 27, 2008.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement dated as of February 12, 2008, as amended July 9, 2008, among Rudolf Gunnerman and Doris Gunnerman (the “Gunnermans”) and Iroquois Master Fund Ltd., Iroquois Capital Opportunity Fund, L.P., Ellis Capital LP, Merav Abbe Irrevocable Trust, Scot J. Cohen, Joshua Silverman, Philip Mirabelli and Aroon Dalamal (the “Gunnerman Purchasers”), the Gunnermans sold to the Gunnerman Purchasers an aggregate of 1,250,000 shares of our common stock at an average purchase price of $1.50 per share. We have agreed to register the shares of common stock purchased under the Stock Purchase Agreement by the Gunnerman Purchasers.

Stock Option Agreement

Pursuant to the Stock Option Agreement dated as of February 12, 2008, as amended July 9, 2008, among the Gunnermans and Iroquois Master Fund Ltd., Iroquois Capital Opportunity Fund, L.P., Ellis Capital LP, Merav Abbe Irrevocable Trust, Scot J. Cohen, Joshua Silverman, Philip Mirabelli and Aroon Dalamal (the “Gunnerman Optionees”), the Gunnermans issued to the Gunnerman Optionees options to purchase an aggregate of 2,000,000 shares of our common stock. The exercise price of the options is $1.50 per share and the options expire on December 31, 2008. This Stock Option Agreement was executed concurrently with the above mentioned Stock Purchase Agreement. We have agreed to register the shares of our common stock underlying the options issued by the Gunnermans to the Gunnerman Optionees.

MWH Agreement

Pursuant to the Development and Manufacturing Agreement (the “MWH Agreement”) with Märkisches Werk GmbH (“MWH”) dated as of June 27, 2008, the Company issued to MWH an option to purchase 50,000 shares of the Company’s common stock as payment for services. The exercise price of the option is $2.47 per share and the option expires on June 27, 2011. We have agreed to register the shares of our common stock underlying the options issued to MWH.

Neuhaus Settlement Agreement

On July 9, 2008, the Company entered into a Confidential Settlement Agreement and Release with Mark Neuhaus (the “Settlement Agreement”), by which Mr. Neuhaus and the Company agreed to dismiss the respective legal proceedings each party had initiated on the other, and by which both parties agreed to a mutual release. The total consideration paid by the Company to Mr. Neuhaus under the Settlement Agreement was $750,000, of which $250,000 is payable in cash and the remaining $500,000 is payable by issuance of 123,763 shares of the Company’s common stock to Mr. Neuhaus and 123,762 shares of the Company’s common stock to Mr. Neuhaus’ attorneys, Erickson, Thorpe & Swainston, Ltd, which amount was determined by dividing $500,000 by $2.02, the closing price of the Company’s stock on July 9, 2008. We have agreed to register the shares of our common stock we issued to Neuhaus.

The sale and issuance of the units, common stock, warrants, additional investment rights and related securities are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933 and have been made without general solicitation or advertising.

Except as indicated in the notes to the table appearing below, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

The following table sets forth information with respect to the number of shares of common stock which are beneficially owned by the selling security holders named below based on information received by us from the selling security holders on or before July 23, 2008, and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days are included in the table. Except as indicated by footnote, to our knowledge, the persons named in the table below have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock being registered. The table assumes that the selling security holders exercise all of their rights and warrants, and sell all of such shares. We are unable to determine the exact number of shares that will actually be offered or sold pursuant to this prospectus. In addition, the selling security holders may have sold, transferred or otherwise disposed of all or a portion of the common stock shown as beneficially owned by them since the date information was provided to us by the selling security holders, in transactions exempt from the registration requirements of the Securities Act of 1933 or pursuant to the prospectus. Some of the selling security holders may also hold additional shares that have previously been registered under the Securities Act of 1933.

	Number of Shares Owned Prior to the Offering**		Number of Shares Being Offered	Number of Shares Owned After the Offering	Percentage of Shares Owned After the Offering

The Merav Abbe Irrevocable Trust	859,414	(1)	463,621	395,793	*
Nancy Abbe Trust	218,890	(2)	47,295	171,595	*
Colman Abbe	109,596	(3)	23,648	85,948	*
Cranshire Capital, L.P.	315,300	(4)	87,500	227,800	*
Romano Ltd.	95,293	(5)	95,293	-	*
Scot J. Cohen	1,482,985	(6)	709,654	773,331	*
Bruce T. Bernstein	245,960		35,735	210,225	*
Morris Wolfson	475,848	(7)	25,000	450,848	*
Aaron Wolfson	1,262,860	(8)	50,000	1,212,860	1.35%
Iroquois Master Fund Ltd.	2,240,040	(9)	783,334	1,456,706	1.63%
Iroquois Capital Opportunity Fund, L.P.	866,666	(10)	866,666	-	*
Ellis International Ltd.	1,434,886	(11)	366,510	1,068,376	1.19%
Ellis Capital LP	1,199,998	(11)	974,998	225,000	*
Joshua Silverman	238,121	(12)	118,834	119,287	*
Eli Levitin	150,137	(13)	10,000	140,137	*
Abraham Wolfson	380,723	(14)	15,000	365,723	*
South Ferry #2	890,487	(15)	100,000	790,487	*
Ari Dani Corp.	285,000	(16)	50,000	235,000	*
Northfield Advisors Inc.	250,000	(17)	250,000	-	*
Philip Mirabelli	111,287	(18)	65,000	46,287	*
Aroon Dalamal	80,000		65,000	15,000	*
Märkisches Werk GmbH	50,000	(19)	50,000	-	*
East Coast Capital, Inc.	123,763	(20)	123,763	-	*
Erickson, Thorpe & Swainston, Ltd	123,762	(21)	123,762	-	*
TOTAL	13,491,016		5,500,613	7,990,403

*	Less than 1%.

**
Reflects beneficial ownership as determined in accordance with the provisions of Section 13 under the Securities Exchange Act of 1934 and the applicable rules thereunder, which in some instances results in the same shares reflected as being owned by more than one selling security holder. Accordingly, the total number of shares shown in this column as being owned prior to the offering is greater than the sum of the “Number of Shares Being Offered” and “Number of Shares Owned After the Offering.”

(1)
Colman Abbe, as the trustee of The Merav Abbe Irrevocable Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is the father-in-law of Merav Abbe. The selling security holder may enter into short sales in the ordinary course of its investing and trading securities. The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(2)	Colman Abbe, as the trustee of the Nancy Abbe Trust, has the power to vote or dispose of the securities held by the trust. Colman Abbe is Nancy Abbe’s husband.

(3)
The beneficial ownership amount includes the number of shares owned by The Merav Abbe Irrevocable Trust and the Nancy Abbe Trust, for which Colman Abbe is the trustee. Colman Abbe is Merav Abbe’s father-in-law and Nancy Abbe’s husband.

(4)
Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, L.P. (“Cranshire”), has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchel P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire. Cranshire acknowledges, and it is Cranshire's policy to comply with the position of the staff of the Securities and Exchange Commission, that short sales of common stock made prior to the effectiveness of a PIPE resale registration statement may not be covered with the shares acquired in the PIPE transaction and subject to such registration statement.

(5)	Moses Kraus is the person with dispositive voting or investment control.

(6)
Scot Cohen is a director of Iroquois Master Fund, Ltd (“Iroquois”). Joshua Silverman is also a director of Iroquois. Scot Cohen does not have the power to vote or otherwise dispose of securities held by Iroquois or Joshua Silverman, and Iroquois and Joshua Silverman do not have the power to vote or otherwise dispose of securities held by Scot Cohen. The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(7)
The beneficial ownership amount includes the number of shares owned by South Ferry #2, for which Morris Wolfson is the portfolio manager. Morris Wolfson disclaims beneficial ownership of the South Ferry #2 shares. He is the brother of Aaron Wolfson and Abraham Wolfson.

(8)
Aaron Wolfson is a General Partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Morris Wolfson and Abraham Wolfson.

(9)
Iroquois Master Fund Ltd. is a Cayman Islands corporation, of which Scot Cohen and Joshua Silverman are directors. Iroquois has no power to vote or otherwise dispose of the securities held by either Scot Cohen or Joshua Silverman. The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(10)
Iroquois Capital Opportunity Fund, L.P. (“Iroquois Capital”) is domiciled in the Cayman Islands. Joshua Silverman is the authorized signatory for Iroquois Capital, but does not have the power to vote or dispose of securities held by it. The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(11)	Martin Chopp and Wilhelm Ungar are the persons with dispositive voting or investment control of Ellis International Limited Ltd. and Ellis Capital LP.

(12)
Joshua Silverman is a director of Iroquois Master Fund Ltd. Scot Cohen is also a director of Iroquois. Neither Scot Cohen nor Joshua Silverman has the power to vote or dispose of the securities held by the other. The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(13)	Eli Levitin is employed by Acta Realty Corp. (d/b/a The Wolfson Group), as Managing Director and General Counsel.

(14)
Abraham Wolfson is a general partner of South Ferry #2. He has delegated investment and voting authority of the South Ferry #2 shares to Morris Wolfson. He is the brother of Aaron Wolfson and Morris Wolfson.

(15)	Morris Wolfson is the portfolio manager of South Ferry #2. Aaron Wolfson and Abraham Wolfson are general partners of South Ferry #2.

(16)	David Yisrael is the person with dispositive voting or investment control.

(17)	Primeway SA has voting or investment control. The directors of Primeway SA are James Stuart Scobie, Stuart Wilkins, Philippe Robadin, Beat Kunz, Howard Nightingale and Andrew Cleeton.

(18)
The selling security holder considers its trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. No inference should be made based on this response that the selling security holder has or does not have a short position in the Company’s common stock.

(19)
Edward E. Urquhart, a director of the Company, is the CEO and a board member of Märkisches Werk GmbH (“MWH”). As the CEO of MWH and in the event the value of the shares is less than one million Euros, Mr. Urquhart is the person with dispositive voting or investment control. In the event that the value of the shares is greater than or equal to one million Euros, investment control requires, in addition to Mr. Urquhart’s approval, the approval of another MWH board member, managing director or procurist.

(20)	Mark Neuhaus is the person with dispositive voting or investment control.

(21)	Gary Cardinal, the president, and William Cobb, the secretary, of Erickson, Thorpe & Swainston, Ltd are the persons with dispositive voting or investment control.

Based on information obtained from the selling security holders, except as provided otherwise above, none of the selling security holders have an existing short position in SulphCo’s common stock.

The following tables provide details on all prior securities transactions between SulphCo (or any of our predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons).

June 3, 2004 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/03/2004	50,823,083	14,428,170	450,000		$0.93	3.13
Nancy Abbe Trust	06/03/2004	50,823,083	14,428,170	225,001		$0.93	3.13
Colman Abbe	06/03/2004	50,823,083	14,428,170	112,500		$0.93	3.13
Cranshire Capital, L.P.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	3.13
Romano Ltd.	06/03/2004	50,823,083	14,428,170	450,000		$0.93	3.13
Scot J. Cohen	06/03/2004	50,823,083	14,428,170	2,025,000		$0.93	3.13
Bruce T. Bernstein	06/03/2004	50,823,083	14,428,170	168,753		$0.93	3.13
Morris Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	3.13
Aaron Wolfson	06/03/2004	50,823,083	14,428,170	337,499		$0.93	3.13
Ellis International Ltd.	06/03/2004	50,823,083	14,428,170	1,012,500		$0.93	3.13

TOTAL				5,568,752	38.60%

June 15, 2004 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	06/15/2004	53,335,294	14,425,170	214,720		$1.92	3.13
Nancy Abbe Trust	06/15/2004	53,335,294	14,425,170	107,360		$1.92	3.13
Colman Abbe	06/15/2004	53,335,294	14,425,170	53,680		$1.92	3.13
Cranshire Capital, L.P.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	3.13
Romano Ltd.	06/15/2004	53,335,294	14,425,170	214,720		$1.92	3.13
Scot J. Cohen	06/15/2004	53,335,294	14,425,170	966,240		$1.92	3.13
Bruce T. Bernstein	06/15/2004	53,335,294	14,425,170	80,520		$1.92	3.13
Morris Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	3.13
Aaron Wolfson	06/15/2004	53,335,294	14,425,170	161,040		$1.92	3.13
Ellis International Ltd.	06/15/2004	53,335,294	14,425,170	483,120		$1.92	3.13
Joshua Silverman	06/15/2004	53,335,294	14,425,170	61,000		$1.92	3.13

TOTAL				2,718,160	18.84%

March 29, 2006 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
Morris Wolfson	03/29/2006	68,403,410	36,483,724	100,000		$7.22	3.13
Aaron Wolfson	03/29/2006	68,403,410	36,483,724	200,000		$7.22	3.13
Iroquois Master Fund Ltd.	03/29/2006	68,403,410	36,483,724	1,400,000		$7.22	3.13
Ellis International Ltd.	03/29/2006	68,403,410	36,483,724	600,000		$7.22	3.13
Eli Levitin	03/29/2006	68,403,410	36,483,724	40,000		$7.22	3.13
Abraham Wolfson	03/29/2006	68,403,410	36,483,724	60,000		$7.22	3.13
South Ferry #2	03/29/2006	68,403,410	36,483,724	400,000		$7.22	3.13
Ari Dani Corp. (f/k/a Sonia Corp.)	03/29/2006	68,403,410	36,483,724	200,000		$7.22	3.13
Northfield Advisors Inc.	03/29/2006	68,403,410	36,483,724	1,000,000		$7.22	3.13

			TOTAL	4,000,000	10.96%

March 12, 2007 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	03/12/2007	72,403,410	38,780,639	486,080		$2.68	3.13
Nancy Abbe Trust	03/12/2007	72,403,410	38,780,639	95,295		$2.68	3.13
Colman Abbe	03/12/2007	72,403,410	38,780,639	47,648		$2.68	3.13
Cranshire Capital, L.P.	03/12/2007	72,403,410	38,780,639	175,000		$2.68	3.13
Romano Ltd.	03/12/2007	72,403,410	38,780,639	190,587		$2.68	3.13
Scot J. Cohen	03/12/2007	72,403,410	38,780,639	928,352		$2.68	3.13
Bruce T. Bernstein	03/12/2007	72,403,410	38,780,639	71,470		$2.68	3.13
Morris Wolfson	03/12/2007	72,403,410	38,780,639	260,348		$2.68	3.13
Aaron Wolfson	03/12/2007	72,403,410	38,780,639	460,547		$2.68	3.13
Ellis International Ltd.	03/12/2007	72,403,410	38,780,639	733,020		$2.68	3.13
Joshua Silverman	03/12/2007	72,403,410	38,780,639	52,287		$2.68	3.13
Ellis Capital LP	03/12/2007	72,403,410	38,780,639	653,301		$2.68	3.13
Iroquois Master Fund Ltd.	03/12/2007	72,403,410	38,780,639	1,291,706		$2.68	3.13
Eli Levitin	03/12/2007	72,403,410	38,780,639	110,137		$2.68	3.13
Abraham Wolfson	03/12/2007	72,403,410	38,780,639	150,210		$2.68	3.13
South Ferry #2	03/12/2007	72,403,410	38,780,639	290,487		$2.68	3.13
Ari Dani Corp. (f/k/a Sonia Corp.)	03/12/2007	72,403,410	38,780,639	100,000		$2.68	3.13
Northfield Advisors Inc.	03/12/2007	72,403,410	38,780,639	500,000		$2.68	3.13
			TOTAL	6,596,475	17.01%

November 28, 2007 Private Placement

Selling Security Holder	Date of Transaction	# Shares Outstanding Prior to Transaction*	# Shares Outstanding Prior to Transaction held by the public**	# of Shares Issued/Issuable in Connection with the Transaction	% of Public Float***	Closing Market Price Prior to Transaction	Current Market Price+
The Merav Abbe Irrevocable Trust	11/28/2007	78,546,941	44,749,440	95,300		$5.14	3.13
Nancy Abbe Trust	11/28/2007	78,546,941	44,749,440	48,000		$5.14	3.13
Colman Abbe	11/28/2007	78,546,941	44,749,440	24,000		$5.14	3.13
Cranshire Capital, L.P.	11/28/2007	78,546,941	44,749,440	87,500		$5.14	3.13
Romano Ltd.	11/28/2007	78,546,941	44,749,440	95,294		$5.14	3.13
Scot J. Cohen	11/28/2007	78,546,941	44,749,440	341,320		$5.14	3.13
Bruce T. Bernstein	11/28/2007	78,546,941	44,749,440	35,735		$5.14	3.13
Morris Wolfson	11/28/2007	78,546,941	44,749,440	25,000		$5.14	3.13
Aaron Wolfson	11/28/2007	78,546,941	44,749,440	50,000		$5.14	3.13
Ellis International Ltd.	11/28/2007	78,546,941	44,749,440	216,510		$5.14	3.13
Ellis Capital LP.	11/28/2007	78,546,941	44,749,440	150,000		$5.14	3.13
Joshua Silverman	11/28/2007	78,546,941	44,749,440	10,500		$5.14	3.13
Iroquois Master Fund Ltd.	11/28/2007	78,546,941	44,749,440	350,000		$5.14	3.13
Eli Levitin	11/28/2007	78,546,941	44,749,440	10,000		$5.14	3.13
Abraham Wolfson	11/28/2007	78,546,941	44,749,440	15,000		$5.14	3.13
South Ferry #2	11/28/2007	78,546,941	44,749,440	100,000		$5.14	3.13
Ari Dani Corp. (f/k/a Sonia Corp.)	11/28/2007	78,546,941	44,749,440	50,000		$5.14	3.13
Northfield Advisors Inc.	11/28/2007	78,546,941	44,749,440	250,000		$5.14	3.13
			TOTAL	1,954,159	4.37%

* Does not include shares of common stock underlying any outstanding convertible securities, options, or warrants.

** Comprised of the total number of shares of our common stock that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliate of the selling security holders.

*** The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders.

+ Closing price of our common stock on July 31, 2008.

The following table provides further details on prior registration of shares of our common stock by the selling security holders.

Selling Security Holder	# Shares Registered for Resale in Prior Registration Statements	# Shares Registered for Resale that Continue to be Held	# Shares Sold in Registered Resale Transactions	# Shares Registered for Resale in Current Transaction
The Merav Abbe Irrevocable Trust	1,246,100	413,668	832,432	463,621
Nancy Abbe Trust	475,656	218,890	256,766	47,295
Colman Abbe	237,828	109,596	128,232	23,648
Cranshire Capital, L.P.	927,220	175,000	752,220	87,500
Romano Ltd.	950,601	95,296	855,305	95,293
Scot J. Cohen	4,260,912	1,482,985	2,777,927	709,654
Bruce T. Bernstein	439,566	138,755	300,811	35,735
Morris Wolfson	883,887	230,581	653,306	25,000
Aaron Wolfson	1,209,086	928,163	280,923	50,000
Iroquois Master Fund Ltd.	3,041,706	1,888,705	1,153,001	783,334
Iroquois Capital Opportunity Fund, L.P.	-	-	-	866,666
Ellis International Ltd.	3,248,451	1,434,886	1,813,565	366,510
Ellis Capital LP	803,301	622,170	181,131	974,998
Joshua Silverman	123,787	123,787	-	118,834
Eli Levitin	160,137	66,463	20,000	10,000
Abraham Wolfson	225,210	269,131	-	15,000
South Ferry #2	790,487	806,488	-	100,000
Ari Dani Corp.	235,000	200,000	35,000	50,000
Northfield Advisors Inc.	1,750,000	250,000	1,500,000	250,000
Philip Mirabelli	141,679	111,287	30,392	65,000
Aroon Dalamal	-	-	-	65,000
Märkisches Werk GmbH	-	-	-	50,000
East Coast Capital, Inc.	-	-	-	123,763
Erickson, Thorpe & Swainston, Ltd	-	-	-	123,762
TOTAL	21,150,614	9,565,851	11,571,011	5,500,613

The number of shares outstanding* prior to the issuance of the additional warrants on May 27, 2008 under Amendment No. 2 to Securities Purchase Agreements dated as of November 28, 2007 held by persons other than the selling security holders, affiliates of SulphCo and affiliates of the selling security holders was 44,749,440.

*Does not include any securities underlying any outstanding convertible securities, options, or warrants.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

Based on information we received from the selling security holders, none of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to this prospectus naming the broker-dealer as an underwriter, and sales will not be made until such amendment has been declared effective by the SEC. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

We have informed the selling security holders that during such time as they may be engaged in a distribution of any of the shares covered by this prospectus they are required to comply with the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or any other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions.

We have informed the selling security holders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum, and that Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

We have further advised the selling security holders and distribution participants that they are required to consult with their own legal counsel to ensure compliance with Regulation M. With respect to compliance by SulphCo with Regulation M, we have conferred with our securities counsel and will continue to confer with counsel to ensure compliance with Regulation M.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The financial statements for the year ended December 31, 2007, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Hein & Associates LLP, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The financial statements for the years ended December 31, 2006 and 2005, incorporated by reference in this prospectus, have been so incorporated in reliance on the report of Marc Lumer & Company, independent certified public accountants and a registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus has been passed upon for us by McDonald Carano Wilson LLP, Reno, Nevada.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC's website at http://www.sec.gov, or at our website at http://www.sulphco.com.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. This prospectus does not contain all the information contained in the registration statement. Some items are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any documents referred to in the prospectus are not necessarily complete. With respect to each such document filed with the SEC as an exhibit to the registration statement, please refer to the exhibit for a more complete description, and each such statement is qualified by such reference. To see more detail, you should read the exhibits and schedules filed with our registration statement.

The SEC allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities that we have registered have been sold:

(1)	our Annual Report, on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 12, 2008;

(2)	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 9, 2008 and for the quarter ended June 30, 2008, filed with the SEC on August 1, 2008;

(3)	our Current Reports on Form 8-K filed January 25, 2008, February 8, 2008, March 13, 2008, April 11, 2008, April 15, 2008, May 1, 2008, May 29, 2008, June 13, 2008 and June 25, 2008*;

(4)	our Current Report on Form 8-K/A filed April 15, 2008;

(5)	the description of our common stock contained in our report on Form 8-A filed on October 3, 2005; and

(6)	all other reports filed by us pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2006.

*The Regulation FD disclosure is not incorporated by reference into this registration statement.

If you make a request for such information in writing or by telephone, we will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be addressed to us as follows:

SulphCo, Inc.
4333 W. Sam Houston Pkwy N., Suite 190
Houston, TX 77043
Attention: Mr. Stanley W. Farmer
Vice President and Chief Financial Officer
Telephone: (713) 896-9100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We will not make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$700.40
Accounting fees and expenses	2,500
Legal fees and expenses	30,000
Printing expenses	500
Registrar and Transfer Agent's fees	500
Miscellaneous fees and expenses	1,000
Total	$35,200.40

Item 15. Indemnification of Directors and Officers

Section 78.7502 of the Nevada Revised Statutes Annotated ("Nevada RSA") provides that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.7502 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. Section 78.7502 of the Nevada RSA further permits a Nevada corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

Article VI of our Amended and Restated By-Laws provides that we will indemnify our directors and officers and advance costs and expenses incurred by such officers and directors to the fullest extent permitted by Nevada law. Our Amended and Restated By-Laws also permit us to enter into agreements with any director or officer or to obtain insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties, including liabilities under the Securities Act of 1933. We currently maintain a policy of insurance indemnifying directors and officers against certain liabilities incurred by them in the performance of their duties.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

4.1(1)	Amendment No. 1 to Securities Purchase Agreements and Warrants, dated as of March 12, 2007

4.2(2)	Amendment No. 2 (“Amendment No. 2”) to Securities Purchase Agreements and Warrants, dated as of November 28, 2007

4.3(3)	Securities Purchase Agreement, dated as of June 1, 2004

4.4(4)	Securities Purchase Agreement, dated as of June 14, 2004

4.5(6)	Securities Purchase Agreement, dated as of March 29, 2006

4.6(3)	Form of Warrant for June 1, 2004 warrants

4.7(4)	Form of Warrant for June 14, 2004 warrants

4.8(5)	Form of Warrant for March 29, 2006 warrants

4.9(2)	Form of Warrant for Amendment No. 2

4.10(7)	Stock Option Agreement among Rudolf Gunnerman and Doris Gunnerman as Stockholders and Iroquois Master Fund Ltd. and Ellis Capital LP, as Optionees, dated as of February 12, 2008

4.11(7)	Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.12(7)	Assignment and Consent Agreement among Rudolf and Doris Gunnerman and Iroquois Master Fund Ltd. and Ellis Capital LP dated February 12, 2008

4.13(8)
Amendment No. 1, dated April 18, 2008, to Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.14(8)
Amendment No. 2, dated July 9, 2008, to Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.15(8)
Amendment No. 1, dated July 9, 2008, to Stock Option Agreement among Rudolf Gunnerman and Doris Gunnerman as Stockholders and Iroquois Master Fund Ltd. and Ellis Capital LP, as Optionees, dated as of February 12, 2008

4.16(8)	Development and Manufacturing Agreement between the Company and Märkisches Werk GmbH dated as of June 27, 2008

4.17(8)	Settlement Agreement and Release between Mark Neuhaus and the Company, dated as of July 9, 2008

5.1(8)	Opinion of McDonald Carano Wilson LLP

23.1(8)	Consent of Hein & Associates LLP

23.2(8)	Consent of Marc Lumer & Company

23.3	Consent of McDonald Carano Wilson LLP (Included in Exhibit 5.1)

24.1	Power of Attorney (Included in Signature Page in Part II)

(1) Incorporated by reference from the Registrant’s 2006 Form 10-K as filed with the SEC on April 2, 2007.
(2) Incorporated by reference from the Registrant’s Form S-3 as filed with the SEC on January 7, 2008.
(3) Incorporated by reference from the Registrant’s Form 8-K as filed with the SEC on June 4, 2004.
(4) Incorporated by reference from the Registrant’s Form 8-K as filed with the SEC on June 16, 2004.
(5) Incorporated by reference from the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.
(6) Incorporated by reference from the Registrant’s Form S-3 as filed with the SEC on October 1, 2007.
(7) Incorporated by reference from the Registrant’s 2007 Form 10-K as filed with the SEC on March 12, 2008
(8) Included herein.

(b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER,

(a) that the undertakings set forth in paragraphs (a)(i), (a)(ii) and (a)(iii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 1st day of August, 2008.

SULPHCO, INC.

By	/s/ Larry D. Ryan
Larry D. Ryan,
Chief Executive Officer

KNOW BY ALL MEN THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry D. Ryan and Stanley W. Farmer, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Larry D. Ryan	Chief Executive Officer, Director	August 1, 2008
Larry D. Ryan	(Principal Executive Officer)

/s/ Stanley W. Farmer	Vice President and Chief Financial Officer	August 1, 2008
Stanley W. Farmer	(Principal Financial Officer and Principal Accounting Officer)

/s/ Robert H.C. van Maasdijk	Chairman of the Board	August 1, 2008
Robert H.C. van Maasdijk

/s/ Dr. Hannes Farnleitner	Director	August 1, 2008
Dr. Hannes Farnleitner

/s/ Michael T. Heffner	Director	August 1, 2008
Michael T. Heffner

/s/ Edward G. Rosenblum	Director	August 1, 2008
Edward G. Rosenblum

/s/ Lawrence G. Schafran	Director	August 1, 2008
Lawrence G. Schafran

/s/ Edward E. Urquhart	Director	August 1, 2008
Edward E. Urquhart

EXHIBIT INDEX

4.1(1)	Amendment No. 1 to Securities Purchase Agreements and Warrants, dated as of March 12, 2007

4.2(2)	Amendment No. 2 (“Amendment No. 2”) to Securities Purchase Agreements and Warrants, dated as of November 28, 2007

4.3(3)	Securities Purchase Agreement, dated as of June 1, 2004

4.4(4)	Securities Purchase Agreement, dated as of June 14, 2004

4.5(6)	Securities Purchase Agreement, dated as of March 29, 2006

4.6(3)	Form of Warrant for June 1, 2004 warrants

4.7(4)	Form of Warrant for June 14, 2004 warrants

4.8(5)	Form of Warrant for March 29, 2006 warrants

4.9(2)	Form of Warrant for Amendment No. 2

4.10(7)	Stock Option Agreement among Rudolf Gunnerman and Doris Gunnerman as Stockholders and Iroquois Master Fund Ltd. and Ellis Capital LP, as Optionees, dated as of February 12, 2008

4.11(7)	Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.12(7)	Assignment and Consent Agreement among Rudolf and Doris Gunnerman and Iroquois Master Fund Ltd. and Ellis Capital LP dated February 12, 2008

4.13(8)
Amendment No. 1, dated April 18, 2008, to Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.14(8)
Amendment No. 2, dated July 9, 2008, to Stock Purchase Agreement among Rudolf Gunnerman and Doris Gunnerman as sellers and Iroquois Master Fund Ltd. and Ellis Capital LP, as buyers, dated as of February 12, 2008

4.15(8)
Amendment No. 1, dated July 9, 2008, to Stock Option Agreement among Rudolf Gunnerman and Doris Gunnerman as Stockholders and Iroquois Master Fund Ltd. and Ellis Capital LP, as Optionees, dated as of February 12, 2008

4.16(8)	Development and Manufacturing Agreement between the Company and Märkisches Werk GmbH dated as of June 27, 2008

4.17(8)	Settlement Agreement and Release between Mark Neuhaus and the Company, dated as of July 9, 2008

5.1(8)	Opinion of McDonald Carano Wilson LLP

23.1(8)	Consent of Hein & Associates LLP

23.2(8)	Consent of Marc Lumer & Company

23.3	Consent of McDonald Carano Wilson LLP (Included in Exhibit 5.1)

24.2	Power of Attorney (Included in Signature Page in Part II)

(1) Incorporated by reference from the Registrant’s 2006 Form 10-K as filed with the SEC on April 2, 2007.
(2) Incorporated by reference from the Registrant’s Form S-3 as filed with the SEC on January 7, 2008.
(3) Incorporated by reference from the Registrant’s Form 8-K as filed with the SEC on June 4, 2004.
(4) Incorporated by reference from the Registrant’s Form 8-K as filed with the SEC on June 16, 2004.
(5) Incorporated by reference from the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.
(6) Incorporated by reference from the Registrant’s Form S-3 as filed with the SEC on October 1, 2007.
(7) Incorporated by reference from the Registrant’s 2007 Form 10-K as filed with the SEC on March 12, 2008.
(8) Included herein.